HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 20 September 2006

082-03638

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.



SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 19 September 2006 in relation to the appointment of independent financial adviser for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

Dlw 10/2

O:\Hanny 2006\Correspondence\Letter\174-US Sec-annc't 19 Sep 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Hercules Capital Limited has been appointed as the independent financial adviser to the Independent Hanny Board Committee in relation to the Offers.

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") refers to the joint announcement dated 1 September 2006 (the "Announcement") made by the Company and ITC Corporation Limited in relation to, among other things, the possible conditional mandatory cash offers to be made by Kingston Securities Limited for and on behalf of Famex Investment Limited to acquire all the issued shares and outstanding convertible bonds of the Company (other than those already owned or agreed to be acquired by Famex Investment Limited and parties acting in concert with it (except Cobbleford Limited)). Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Announcement. The Board announces that Hercules Capital Limited has been appointed as the independent financial adviser to the Independent Hanny Board Committee to advise the Independent Hanny Shareholders and the holders of the Convertible Bonds in connection with the Offers. Such appointment has been approved by the Independent Hanny Board Committee.

On behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 19 September 2006

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.